REXAM

03 MAY 22 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA



DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

16 May 2003

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully



Jennifer Smith
Assistant Company Secretary

PROCESSED
MAY 29 2003
THOMSON FINANCIAL



REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE NO 82-3



PRESS RELEASE

Rexam appoints senior independent director

Rexam PLC, the global consumer packaging company, is pleased to announce that following his appointment as non executive director on 20 March 2003, Chris Clark will succeed John Warren as senior independent director with immediate effect. John retired from the Board at the conclusion of today's Annual General Meeting having been a non executive director of Rexam for nine years.

Chris Clark is currently Chief Executive of Johnson Matthey plc, the FTSE100 speciality chemicals company. He also holds a non executive directorship in FKI plc, the engineering group, and was previously a non executive director of Trinity Holdings plc.

15 May 2003

Enquiries
Rolf Börjesson, Chief Executive — 020 7227 4100
Graham Chipchase, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain — 020 7269 7291

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

FILE NO 82-3



PRESS RELEASE

Annual General Meeting 2003

Jeremy Lancaster, Chairman of Rexam PLC, the global consumer packaging company, made the following statement at today's AGM:

"Following a highly successful performance last year, Rexam continues to trade well in 2003 and we anticipate that we shall meet expectations for the full year, albeit with a stronger performance in the second half than the first.

"We are seeing good sales and profit growth in Beverage Can Americas but our European beverage can volumes have been affected as a result of the introduction of a deposit on one way packaging in Germany. However, seasonal demand and the introduction of a national recovery and recycling system are expected to improve the situation.

"The integration of our newly acquired glass operations is progressing swiftly and smoothly, and the projected synergies are starting to come through.

"Plastic Packaging is ahead of expectations with our Beauty Packaging operation showing further signs of recovery.

"All in all, we remain confident about Rexam's prospects for 2003."

15 May 2003

Enquiries

Rolf Börjesson, Chief Executive 020 7227 4100
Graham Chipchase, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics

Richard Mountain 020 7269 7291

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com